SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 -------------

                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
For the fiscal year ended December 31, 1996

                                      OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from __________ to __________

Commission file number    1-724

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Phillips-Van Heusen Corporation Associates Investment Plan for Salaried Associates and Phillips-Van Heusen Corporation Associates Investment Plan for Hourly Associates

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Phillips-Van Heusen Corporation, 1290 Avenue of the Americas, New York, New York 10104

                              Financial Statements
                           and Supplemental Schedules

                         Phillips-Van Heusen Corporation
                         Associates Investment Plan for
                               Salaried Associates

                     Years ended December 31, 1996 and 1995
                       with Report of Independent Auditors

                            [Logo] ERNST & YOUNG LLP

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                 Financial Statements and Supplemental Schedules

                     Years ended December 31, 1996 and 1995

                                    Contents

Report of Independent Auditors.............................................  1

Financial Statements

Statements of Net Assets Available for Plan Benefits as of
   December 31, 1996 and 1995..............................................  2
Statements of Changes in Net Assets Available for Plan Benefits
   for the Years ended December 31, 1996 and 1995..........................  3
Notes to Financial Statements .............................................  4

Supplemental Schedules

AIP Master Trust Assets Held for Investment as of December 31, 1996........ 13
AIP Master Trust Reportable Transactions for the
   Year Ended December 31, 1996............................................ 14

                        [Letterhead of Ernst & Young LLP]

                         Report of Independent Auditors

Administrative Committee of the Plan
Phillips-Van Heusen Corporation
Associates Investment Plan for Salaried Associates
New York, New York

We have audited the accompanying statements of net assets available for plan benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Salaried Associates (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of AIP Master Trust Assets Held for Investment as of December 31, 1996 and AIP Master Trust Reportable Transactions for the year then ended, are presented for the purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                           /S/ Ernst & Young LLP

New York, New York
June 13, 1997

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

              Statements of Net Assets Available for Plan Benefits

                                                             December 31
                                                         1996           1995
                                                      --------------------------
Assets
Investments, at fair value (Notes A and F):
  Shares of registered investment companies:
     Equity Fund                                     $ 8,328,323     $ 5,357,886
     Bond Fund                                         1,514,892       1,416,606
     Balanced Fund                                     4,969,298       3,718,654
     International Fund                                2,032,940       1,306,130
   Common Stock--Employer Company                     14,798,535      10,688,286
   Common trust fund*                                  4,242,876       5,223,143
   Participant loans receivable                          778,391         652,036
                                                     ---------------------------
Total investments                                     36,665,255      28,362,741

Liabilities                                                 --              --
                                                     ---------------------------
Net assets available for plan benefits               $36,665,255     $28,362,741
                                                     ===========================

* Consists of the Money Market Fund.

See notes to financial statements.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

         Statements of Changes in Net Assets Available for Plan Benefits

                                                                          Year ended December 31
                                                                         1996                 1995
                                                                 ---------------------------------------
Additions
Net transfer from the PVH Associates Investment Plan
   for Hourly Associates
                                                                 $      210,184       $          --
Contributions:
   Employer Company, net of forfeitures                               1,589,047             1,981,571
   Participants                                                       4,189,780             4,103,309
                                                                 ---------------------------------------
                                                                      5,778,827             6,084,880
Interest and investment income                                        1,025,344               799,137
                                                                 ---------------------------------------
                                                                      7,014,355             6,884,017
Deductions
Net transfers to PVH Associates Investment Plan
   for Hourly Associates                                                   --               2,410,664
Payments to participants                                              5,050,131             2,049,064
                                                                 ---------------------------------------
                                                                      5,050,131             4,459,728
Net realized and unrealized appreciation (depreciation) of
   investments (Note F)                                               6,338,290            (4,074,948)
                                                                 ---------------------------------------
Net increase (decrease)                                               8,302,514            (1,650,659)
Net assets available for plan benefits at
   beginning of year                                                 28,362,741            30,013,400
                                                                 ---------------------------------------
Net assets available for plan benefits at
   end of year                                                   $   36,665,255        $   28,362,741
                                                                 =======================================

See notes to financial statements.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                          Notes to Financial Statements

                                December 31, 1996

A. Description of the Plan

The following description of the Phillips-Van Heusen Corporation (the "Company") Associates Investment Plan for Salaried Associates (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Plan Amendments

On July 1, 1995, the Plan was amended to include new investment elections and to dissolve the Stock Index Fund into the remaining funds. The amendment also increased the participant contribution percentage limit and added a loan feature.

General

The Plan is a defined contribution plan covering salaried clerical employees of the Company who have at least one year of service (1,000 hours in a year) and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each year, participants may contribute up to 15% of pretax annual compensation, as defined by the Plan. The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. One hundred percent of the Company contributions are automatically invested in the common stock of the Company. Participants age fifty-five or older may direct the Company contribution into any of the Plan's investment options.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                    Notes to Financial Statements (continued)

A. Description of the Plan (continued)

Vesting

Amounts attributable to Company contributions become vested on the participant's sixty-fifth birthday or if the participant's employment by the Company terminates by reason of the participant's death or permanent disability or the participant has completed five years of service with the Company.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in 5% increments into any of the six investment options. A participant may contribute a maximum of 25% of employee contributions into the Phillips-Van Heusen Corporation Common Stock Fund.

      Phillips-Van Heusen Corporation Common Stock Fund: Funds are invested by the trustee in common shares of the Company. Common shares of the Company are purchased by the trustee in the open market.

      Money Market Fund: Funds are invested by the trustee in short-term obligations and money market instruments.

      Equity Fund: Funds are invested in shares of a registered investment company that invests primarily in common stock (Fidelity Growth and Income Portfolio).

      Bond Fund: Funds are invested in shares of a registered investment company that invests in corporate bonds and U.S. government securities (Fidelity Intermediate Bond Fund).

      Balanced Fund: Funds are invested in shares of a registered investment company that invests in common stock, preferred stocks and bonds (Fidelity Puritan Fund).

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                    Notes to Financial Statements (continued)

A. Description of the Plan (continued)

      International Fund: Funds are invested in shares of a registered investment company that invests in common stocks and bonds of companies and governments outside the United States (Templeton Foreign Fund).

Participant Loans Receivable

Effective July 1, 1995, participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant's highest outstanding loan balance during the previous twelve months or (ii) 50% of the vested value of the participant's account. Interest is fixed for the term of the loan at the prime rate as of the first business day of the month of application as published in the Wall Street Journal, plus 1%. Loan repayments are made through payroll deductions which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

Payment of Benefits

Participants entitled to final distributions generally will receive payment in the form of a lump sum amount equal to the value of their vested account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                    Notes to Financial Statements (continued)

B. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis, except for payments to participants which the Plan accounts for on the cash basis. Accordingly, the Plan's statements of net assets available for plan benefits do not reflect amounts payable to terminated, retired or other participants as a liability.

In accordance with the Rules and Regulations of the Department of Labor, investments are included in the accompanying financial statements at market value as determined by quoted market price or at fair value as determined by Chase Manhattan Bank for the applicable Chase investment funds. Purchase and sales of securities are reflected on a trade date basis. Substantially all administrative expenses are paid by the Company.

All assets of the Plan are held by the trustee, Chase Manhattan Bank, in the Company's Associates Investment Plan Master Trust ("AIP Master Trust") and are segregated from the assets of the Company. The Plan shares in AIP Master Trust interest and investment income based upon its participants' shares of AIP Master Trust net assets available for plan benefits.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

C. Transactions with Parties-in-Interest

During the years ended December 31, 1996 and 1995, the AIP Master Trust purchased 101,653 and 226,108 shares, respectively, of the Company's common stock and received $203,852 and $298,851, respectively, from the Company as payment of dividends on its common stock. The AIP Master Trust also sold 143,919 and 443,656 shares of the Company's common stock during the years ended December 31, 1996 and 1995, respectively

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                    Notes to Financial Statements (continued)

D. Changes in AIP Master Trust Net Assets by Fund

Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 1996 were as follows:

                                       Phillips-Van
                                       Heusen Corp.      Money
                                       Common Stock      Market         Bond       Balanced       Equity     International    Loan
                                           Fund           Fund          Fund         Fund          Fund          Fund         Fund
                                       ---------------------------------------------------------------------------------------------

Net assets at beginning of year        $ 14,625,212   $ 8,498,272   $ 1,657,989   $ 4,302,940   $ 6,120,414   $ 1,440,828   $717,488

Interest and investment income              222,115       381,788       117,857       280,456       223,028        63,686       --
Contributions received:
   Employer Company, net of
     forfeitures                          1,953,035       (32,080)         (345)          684        (2,348)       (3,277)      --
   Employees                                433,614       811,506       391,239     1,146,084     1,746,932       521,595       --
Net realized and unrealized
   appreciation (depreciation)            6,089,124          --         (51,827)      452,720     1,230,887       246,777       --
Loans to participants, net of
   repayments                              (100,185)      (49,585)          290       (42,997)      (39,962)      (19,889)   252,328
Payments to participants                 (3,133,303)   (2,001,608)     (244,452)     (594,927)     (764,535)     (205,799)      --
Transfers (to) from other accounts         (477,019)     (728,934)      (52,286)      205,503       870,537       182,199       --
                                       ---------------------------------------------------------------------------------------------
Net assets at end of year              $ 19,612,593   $ 6,879,359   $ 1,818,465   $ 5,750,463   $ 9,384,953   $ 2,226,120   $969,816
                                       =============================================================================================

Plan's beneficial interest at 12/31/96 $ 14,798,535   $ 4,242,876   $ 1,514,892   $ 4,969,298   $ 8,328,323   $ 2,032,940   $778,391
                                       =============================================================================================

Note: Certain funds above include investments in Chase Manhattan Bank Domestic Liquidity Funds.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                    Notes to Financial Statements (continued)

D. Changes in AIP Master Trust Net Assets by Fund (continued)

Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 1995 were as follows:

                                           Phillips-Van
                                           Heusen Corp.         Money           Stock
                                           Common Stock         Market          Index            Bond
                                               Fund              Fund            Fund            Fund
                                   --------------------------------------------------------------------
Net assets at beginning of year            $ 24,889,276     $ 7,181,636     $ 7,603,808

Interest and investment income                  258,386         509,408         116,968     $    41,927
Contributions received:
   Employer Company, net of forfeitures
                                              2,349,930         180,822         244,807            (259)
   Employees                                  2,311,251         956,599         537,338         235,349
Net realized and unrealized
   appreciation (depreciation)               (8,305,792)           --         1,408,254          18,787
Loans to participants, net of
   repayments                                  (284,434)       (139,857)           --           (28,241)
Payments to participants                     (3,407,543)     (1,587,240)       (645,205)         (6,938)
Transfers (to) from other accounts           (3,185,862)      1,396,904      (9,265,970)      1,397,364
                                   --------------------------------------------------------------------
Net assets at end of year                  $ 14,625,212     $ 8,498,272     $      --       $ 1,657,989
                                   ====================================================================
Plan's beneficial interest
   at 12/31/95                             $ 10,688,286     $ 5,223,143     $      --       $ 1,416,606
                                   ====================================================================

                                             Balanced        Equity       International       Loan
                                               Fund           Fund            Fund            Fund
                                    ---------------------------------------------------------------
Net assets at beginning of year

Interest and investment income             $    97,653     $   152,964     $    46,381     $   --
Contributions received:
   Employer Company, net of forfeitures
                                                   857            (108)           (324)        --
   Employees                                   583,942         834,762         274,684         --
Net realized and unrealized
   appreciation (depreciation)                 152,961         520,515         (34,528)        --
Loans to participants, net of
   repayments                                  (62,562)       (180,625)        (21,769)     717,488
Payments to participants                       (66,120)        (46,311)        (45,754)        --
Transfers (to) from other accounts           3,596,209       4,839,217       1,222,138         --
                                    ---------------------------------------------------------------
Net assets at end of year                  $ 4,302,940     $ 6,120,414     $ 1,440,828     $717,488
                                    ===============================================================
Plan's beneficial interest
   at 12/31/95                             $ 3,718,654     $ 5,357,886     $ 1,306,130     $652,036
                                    ===============================================================

Note: Certain funds above include investments in Chase Manhattan Bank Domestic Liquidity Funds.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                    Notes to Financial Statements (continued)

E. Income Tax Status

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and therefore its related trust is tax-exempt under Section 501(a) of the IRC. The Plan's most recent determination letter is dated April 27, 1995. The Administrative Committee of the Plan is not aware of any course of action, amendments subsequent to the most recent determination letter or series of events that have occurred that might adversely affect the qualified status of the Plan.

F. Assets of the Plan

Assets of the Plan are included in the assets of the AIP Master Trust held by The Chase Manhattan Bank, N.A. The assets of the AIP Master Trust are presented in the following table. Investments that represent 5% or more of the AIP Master Trust's total net assets are identified by an asterisk.

                                                                      December 31
                                                                  1996           1995
                                                              --------------------------
Investments at Fair Value as Determined
   by Quoted Market Price:
     Shares of registered investment companies:
       Fidelity Growth & Income Portfolio,
         305,400 and 226,232 shares, respectively *           $ 9,384,931    $ 6,119,575
       Fidelity Intermediate Bond Fund,
         180,402 and 159,268 shares, respectively               1,818,454      1,657,981
       Fidelity Puritan Fund, 333,553 and 252,964 shares,
         respectively *                                         5,750,449      4,302,912
       Templeton Foreign Fund, 214,876 and 156,952 shares,
         respectively *                                         2,226,115      1,440,819
     Phillips-Van Heusen Corp. Common Stock, 1,359,381 and
       1,401,647 shares, respectively*                         19,541,102     13,841,264

Investments at Estimated Fair Value:
   Common trust fund*                                           6,950,902      9,283,104
   Promissory notes (participant loans)                           969,816        717,488
                                                              --------------------------
Total net assets                                              $46,641,769    $37,363,143
                                                              ==========================
Plan's beneficial interest                                    $36,665,255    $28,362,741
                                                              ==========================

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                    Notes to Financial Statements (continued)

F. Assets of the Plan (continued)

During the years ended December 31, 1996 and 1995, net appreciation (depreciation) of the AIP Master Trust's investments was $7,967,681 and $(6,239,803), respectively, as follows:

                                                               1996             1995
                                                           ---------------------------
Fair Value of Assets Determined by Quoted Market Price:
     Phillips-Van Heusen Corp. Common Stock                $ 6,089,124     $(8,305,792)
     Fidelity Growth & Income Portfolio                      1,230,887         520,515
     Fidelity Intermediate Bond Fund                           (51,827)         18,787
     Fidelity Puritan Fund                                     452,720         152,961
     Templeton Foreign Fund                                    246,777         (34,528)
                                                           ---------------------------
                                                             7,967,681      (7,648,057)

Fair Value Estimated by Trustee:
   Common trust fund                                              --         1,408,254
                                                           ---------------------------
Net appreciation (depreciation) in fair value              $ 7,967,681     $(6,239,803)
                                                           ===========================
Plan's beneficial interest                                 $ 6,338,290     $(4,074,948)
                                                           ===========================

G. Differences Between Plan Financial Statements and Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                        December 31
                                                                            1996
                                                                       -------------
Net assets available for plan benefits per the financial statements    $ 36,665,255
Amounts allocated to withdrawn participants at December 31, 1996           (856,171)
                                                                       ------------
Net assets available for plan benefits per the Form 5500               $ 35,809,084
                                                                       ============

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                    Notes to Financial Statements (continued)

G. Differences Between Plan Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                          Year ended
                                                                          December 31
                                                                             1996
                                                                          ------------
Benefits paid to participants per the financial statements                $ 5,050,131
Add: Amounts allocated to withdrawn participants at December 31, 1996         856,171
Less: Amounts allocated to withdrawn participants at December 31, 1995     (1,063,868)
                                                                          -----------
Benefits paid to participants per the Form 5500                           $ 4,842,434
                                                                          ===========

Amounts allocated to withdrawn participants on the Form 5500 represent benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                             Supplemental Schedules

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                   AIP Master Trust Assets Held for Investment

                                December 31, 1996

                                                                                        Market
          Identity of Issuer                      Description              Cost          Value
------------------------------------------------------------------------------------------------
Fidelity Growth & Income Portfolio                 305,400 shares     $ 7,932,002    $ 9,384,931
Fidelity Intermediate Bond Fund                    180,402 shares       1,851,305      1,818,454
Fidelity Puritan Fund                              333,553 shares       5,576,169      5,750,449
Templeton Foreign Fund                             214,876 shares       2,084,073      2,226,115
Chase Manhattan Bank--Domestic Liquidity Fund    6,950,902 shares       6,950,902      6,950,902
Phillips-Van Heusen Corporation Common Stock*    1,359,381 shares      17,202,025     19,541,102
Promissory Notes                                Participant loans         969,816        969,816
                                                                      --------------------------
                                                                      $42,566,292    $46,641,769
                                                                      ==========================

* Party-in-interest investment (Note C).

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                    AIP Master Trust Reportable Transactions

                          Year ended December 31, 1996

                                                                     Purchase      Selling      Cost of     Net Gain    Number of
    Party Involved                    Description                     Price         Price     Assets Sold   or (Loss)  Transactions
-----------------------------------------------------------------------------------------------------------------------------------
Category (iii)--Series of transactions in excess of 5% of plan assets:

Chase Manhattan Bank, N.A     CMB--Domestic Liquidity Fund          $5,756,812    $8,089,014   $8,089,014   $   --         292
Chase Manhattan Bank, N.A     Fidelity Growth & Income Portfolio     2,346,385       311,916       74,358    237,558        43
Chase Manhattan Bank, N.A     Fidelity Puritan Fund                  1,509,469       514,652      138,944    375,708        41
Chase Manhattan Bank, N.A     Phillips-Van Heusen Corp.
                                 Common Stock                        1,207,548     1,596,834    1,571,130     25,704       208


There were no category (i), (ii) or (iv) reportable transactions for the year ended December 31, 1996.

                              Financial Statements
                           and Supplemental Schedules

                         Phillips-Van Heusen Corporation
                           Associates Investment Plan
                              for Hourly Associates

                     Years ended December 31, 1996 and 1995
                       with Report of Independent Auditors

                            [LOGO] ERNST & YOUNG LLP

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                 Financial Statements and Supplemental Schedules

                     Years ended December 31, 1996 and 1995

                                    Contents

Report of Independent Auditors............................................    1

Financial Statements

Statements of Net Assets Available for Plan Benefits as of
   December 31, 1996 and 1995.............................................    2
Statements of Changes in Net Assets Available for Plan Benefits
   for the Years Ended December 31, 1996 and 1995.........................    3
Notes to Financial Statements ............................................    4

Supplemental Schedules

AIP Master Trust Assets Held for Investment as of December 31, 1996.......   13
AIP Master Trust Reportable Transactions for the Year ended
   December 31, 1996......................................................   14

                         [Letterhead Ernst & Young LLP]

                         Report of Independent Auditors

Administrative Committee of the Plan
Phillips-Van Heusen Corporation
Associates Investment Plan for Hourly Associates
New York, New York

We have audited the accompanying statements of net assets available for plan benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Hourly Associates (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of AIP Master Trust Assets Held for Investment as of December 31, 1996 and AIP Master Trust Reportable Transactions for the year then ended are presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                          /s/ Ernst & Young LLP

New York, New York
June 13, 1997

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

              Statements of Net Assets Available for Plan Benefits

                                                              December 31
                                                         1996             1995
                                                      --------------------------
Assets
Investments, at fair value (Notes A and F):
  Shares of registered investment companies:
     Equity Fund                                      $1,008,380      $  732,247
     Bond Fund                                           275,456         225,553
     Balanced Fund                                       725,489         538,901
     International Fund                                  175,227         124,544
   Common Stock--Employer Company                      4,474,122       3,699,303
   Common trust fund*                                  2,528,399       3,158,299
   Participant loans receivable                          178,488          58,552
                                                      --------------------------
Total investments                                      9,365,561       8,537,399

Liabilities                                                 --              --

                                                      --------------------------
Net assets available for plan benefits                $9,365,561      $8,537,399
                                                      ==========================

* Consists of the Money Market Fund.

See notes to financial statements.

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

         Statement of Changes in Net Assets Available for Plan Benefits

                                                                    Year ended December 31
                                                                      1996          1995
                                                                   -------------------------
Additions
Net Transfer from the PVH Associates Investment Plan for Salaried
   Associates                                                      $     --      $ 2,410,664

Contributions:
   Employer Company, net of forfeitures                               280,071        527,735
   Participants                                                       738,451      1,092,799
                                                                   -------------------------
                                                                    1,018,522      1,620,534
Interest and investment income                                        244,897        402,426
                                                                   -------------------------
                                                                    1,263,419      4,433,624
Deductions
Net transfer to the PVH Associates Investment Plan for Salaried
   Associates                                                         210,184           --
Payments to participants                                            1,738,933      3,712,868
                                                                   -------------------------
                                                                    1,949,117      3,712,868
Net realized and unrealized appreciation (depreciation) of
   investments (Note F)                                             1,513,860     (2,052,044)
                                                                   -------------------------
Net increase (decrease)                                               828,162     (1,331,288)
Net assets available for plan benefits at beginning of year         8,537,399      9,868,687
                                                                   =========================
Net assets available for plan benefits at end of year              $9,365,561    $ 8,537,399
                                                                   =========================

See notes to financial statements.

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                          Notes to Financial Statements

                                December 31, 1996

A. Description of the Plan

The following description of the Phillips-Van Heusen Corporation (the "Company") Associates Investment Plan for Hourly Associates (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Plan Amendments

On July 1, 1995, the Plan was amended to include new investment elections and to dissolve the Stock Index Fund into the remaining funds. The amendment also increased the participant contribution percentage limit and added a loan feature.

General

The Plan is a defined contribution plan covering hourly production and retail field employees of the Company who have at least one year of service (1,000 hours in a year) and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each year, participants may contribute up to 15% of pretax annual compensation, as defined by the Plan. The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. One hundred percent of the Company contributions are automatically invested in the common stock of the Company. Participants age fifty-five or older may direct the Company contribution into any of the Plan's investment options.

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                    Notes to Financial Statements (continued)

A. Description of the Plan (continued)

Vesting

Amounts attributable to Company contributions become vested on the participant's sixty-fifth birthday or if the participant's employment by the Company terminates by reason of the participant's death or permanent disability or the participant has completed five years of service with the Company.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in 5% increments into any of the six investment options. A participant may contribute a maximum of 25% of employee contributions into the Phillips-Van Heusen Corporation Common Stock Fund.

      Phillips-Van Heusen Corporation Common Stock Fund: Funds are invested by the trustee in common shares of the Company. Common shares of the Company are purchased by the trustee in the open market.

      Money Market Fund: Funds are invested by the trustee in short-term obligations and money market instruments.

      Equity Fund: Funds are invested in shares of a registered investment company that invests primarily in common stocks (Fidelity Growth & Income Portfolio).

      Bond Fund: Funds are invested in shares of a registered investment company that invests in corporate bonds and U.S. government securities (Fidelity Intermediate Bond Fund).

      Balanced Fund: Funds are invested in shares of a registered investment company that invests in common stocks, preferred stocks and bonds (Fidelity Puritan Fund).

      International Fund: Funds are invested in shares of a registered investment company that invests in common stocks and bonds of companies and governments outside the United States (Templeton Foreign Fund).

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                    Notes to Financial Statements (continued)

A. Description of the Plan (continued)

Participant Loans Receivable

Effective July 1, 1995, participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant's highest outstanding loan balance during the previous twelve months or (ii) 50% of the vested value of the participant's account. Interest is fixed for the term of the loan at the prime rate as of the first business day of the month of application as published in the Wall Street Journal, plus 1%. Loan repayments are made through payroll deductions which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

Payment of Benefits

Participants entitled to final distributions generally will receive payment in the form of a lump sum amount equal to the value of their vested account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

B. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis, except for payments to participants which the Plan accounts for on the cash basis. Accordingly, the Plan's statements of net assets available for plan benefits do not reflect amounts payable to terminated, retired or other participants as a liability.

In accordance with the Rules and Regulations of the Department of Labor, investments are included in the accompanying financial statements at market value as determined by quoted market prices or at fair value as determined by Chase Manhattan Bank for the applicable Chase investment funds. Purchases and sales of securities are reflected on a trade date basis. Substantially all administrative expenses are paid by the Company.

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                    Notes to Financial Statements (continued)

B. Significant Accounting Policies (continued)

All assets of the Plan are held by the trustee, Chase Manhattan Bank, in the Company's Associates Investment Plan Master Trust ("AIP Master Trust") and are segregated from the assets of the Company. The Plan shares in AIP Master Trust interest and investment income based upon its participants' shares of AIP Master Trust net assets available for plan benefits.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

C. Transactions with Parties-in-Interest

During the year ended December 31, 1996 and 1995, the AIP Master Trust purchased 101,653 and 226,108 shares, respectively, of the Company's common stock and received $203,852 and $298,851, respectively, from the Company as payment of dividends on its common stock. The AIP Master Trust also sold 143,919 and 443,656 shares of the Company's common stock during the years ended December 31, 1996 and 1995, respectively.

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                    Notes to Financial Statements (continued)

D. Changes in AIP Master Trust Net Assets by Fund

Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 1996 were as follows:

                                            Phillips-Van
                                            Heusen Corp.       Money
                                            Common Stock       Market            Bond          Balanced         Equity
                                                 Fund           Fund             Fund            Fund            Fund
                                            -----------------------------------------------------------------------------
Net assets at beginning of year             $ 14,625,212     $ 8,498,272     $ 1,657,989     $ 4,302,940     $ 6,120,414

Interest and investment income                   222,115         381,788         117,857         280,456         223,028
Contributions received:
   Employer Company, net of forfeitures        1,953,035         (32,080)           (345)            684          (2,348)
   Employees                                     433,614         811,506         391,239       1,146,084       1,746,932
Net realized and unrealized appreciation
   (depreciation)                              6,089,124            --           (51,827)        452,720       1,230,887
Loans to participants, net of repayments        (100,185)        (49,585)            290         (42,997)        (39,962)
Payments to participants                      (3,133,303)     (2,001,608)       (244,452)       (594,927)       (764,535)
Transfers (to) from other accounts              (477,019)       (728,934)        (52,286)        205,503         870,537
                                            -----------------------------------------------------------------------------
Net assets at end of year                   $ 19,612,593     $ 6,879,359     $ 1,818,465     $ 5,750,463     $ 9,384,953
                                            =============================================================================
Plan's beneficial interest at 12/31/96      $  4,474,122     $ 2,528,399     $   275,456     $   725,489     $ 1,008,380
                                            =============================================================================


                                            International    Loan
                                                Fund         Fund
                                           -------------------------
Net assets at beginning of year            $ 1,440,828     $717,488

Interest and investment income                  63,686         --
Contributions received:
   Employer Company, net of forfeitures         (3,277)        --
   Employees                                   521,595         --
Net realized and unrealized appreciation
   (depreciation)                              246,777         --
Loans to participants, net of repayments       (19,889)     252,328
Payments to participants                      (205,799)        --
Transfers (to) from other accounts             182,199         --
                                           -------------------------
Net assets at end of year                  $ 2,226,120     $969,816
                                           =========================
Plan's beneficial interest at 12/31/96     $   175,227     $178,488
                                           =========================

Note: Certain funds above include investments in Chase Manhattan Bank Domestic Liquidity Funds.

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                    Notes to Financial Statements (continued)

D. Changes in AIP Master Trust Net Assets by Fund

Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 1995 were as follows:

                                               Phillips-Van
                                               Heusen Corp.        Money           Stock
                                               Common Stock       Market           Index           Bond         Balanced
                                                   Fund            Fund            Fund            Fund           Fund
                                            -----------------------------------------------------------------------------
Net assets at beginning of year             $ 24,889,276     $ 7,181,636     $ 7,603,808

Interest and investment income                   258,386         509,408         116,968     $    41,927     $    97,653
Contributions received:
   Employer Company, net of forfeitures        2,349,930         180,822         244,807            (259)            857
   Employees                                   2,311,251         956,599         537,338         235,349         583,942
Net realized and unrealized appreciation
   (depreciation)                             (8,305,792)           --         1,408,254          18,787         152,961
Loans to participants, net of repayments        (284,434)       (139,857)           --           (28,241)        (62,562)
Payments to participants                      (3,407,543)     (1,587,240)       (645,205)         (6,938)        (66,120)
Transfers (to) from other accounts            (3,185,862)      1,396,904      (9,265,970)      1,397,364       3,596,209
                                            -----------------------------------------------------------------------------
Net assets at end of year                   $ 14,625,212     $ 8,498,272     $      --       $ 1,657,989     $ 4,302,940
                                            =============================================================================
Plan's beneficial interest at 12/31/95      $  3,699,303     $ 3,158,299     $      --       $   225,553     $   538,901
                                            =============================================================================
                                                Equity      International     Loan
                                                 Fund           Fund          Fund
                                            ----------------------------------------
Net assets at beginning of year

Interest and investment income              $   152,964     $    46,381         --
Contributions received:
   Employer Company, net of forfeitures            (108)           (324)        --
   Employees                                    834,762         274,684         --
Net realized and unrealized appreciation
   (depreciation)                               520,515         (34,528)        --
Loans to participants, net of repayments       (180,625)        (21,769)    $717,488
Payments to participants                        (46,311)        (45,754)        --
Transfers (to) from other accounts            4,839,217       1,222,138         --
                                            ----------------------------------------
Net assets at end of year                   $ 6,120,414     $ 1,440,828     $717,488
                                            ========================================
Plan's beneficial interest at 12/31/95      $   732,247     $   124,544     $ 58,552
                                            ========================================

Note: Certain funds above include investments in Chase Manhattan Bank Domestic Liquidity Funds.

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                    Notes to Financial Statements (continued)

E. Income Tax Status

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and therefore its related trust is tax-exempt under Section 501(a) of the IRC. The Plan's most recent determination letter is dated April 27, 1995. The Administrative Committee of the Plan is not aware of any course of action, amendments subsequent to the most recent determination letter or series of events that have occurred that might adversely affect the qualified status of the Plan.

F. Assets of the Plan

Assets of the Plan are included in the assets of the AIP Master Trust held by The Chase Manhattan Bank, N.A. The assets of the AIP Master Trust are presented in the following table. Investments that represent 5% or more of the AIP Master Trust's total net assets are identified by an asterisk.

                                                                           December 31
                                                                       1996           1995
                                                                   --------------------------
Investments at Fair Value as Determined by Quoted
  Market Price:
   Shares of registered investment companies:
     Fidelity Growth & Income Portfolio,
       305,400 and 226,232 shares, respectively *                  $ 9,384,931    $ 6,119,575
     Fidelity Intermediate Bond Fund, 180,402 and 159,268
       share, respectively                                           1,818,454      1,657,981
     Fidelity Puritan Fund, 333,553 and 252,964 shares,
       respectively *                                                5,750,449      4,302,912
     Templeton Foreign Fund, 214,876 and 156,952 shares,
     respectively *                                                  2,226,115      1,440,819
   Phillips-Van Heusen Corp. Common Stock, 1,359,381 and
     1,401,647 shares, respectively *                               19,541,102     13,841,264

Investments at Estimated Fair Value:
   Common trust fund *                                               6,950,902      9,283,104
   Promissory notes (participant loans)                                969,816        717,488
                                                                   --------------------------
Total net assets                                                   $46,461,769    $37,363,143
                                                                   ==========================
Plan's beneficial interest                                         $ 9,365,561    $ 8,537,399
                                                                   ==========================

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                    Notes to Financial Statements (continued)

F. Assets of the Plan (continued)

During the years ended December 31, 1996 and 1995, net appreciation (depreciation) of the AIP Master Trust's investments was $7,967,681 and $(6,239,803), respectively, as follows:

                                                         1996           1995
                                                    ---------------------------
Fair value of Assets Determined by Quoted
  Market Price:
     Phillips-Van Heusen Corp. Common Stock         $ 6,089,124     $(8,305,792)
     Fidelity Growth & Income Portfolio               1,230,887         520,515
     Fidelity Intermediate Bond Fund                    (51,827)         18,787
     Fidelity Puritan Fund                              452,720         152,961
     Templeton Foreign Fund                             246,777         (34,528)
                                                    ---------------------------
                                                      7,967,681      (7,648,057)

Fair Value Estimated by Trustee:
   Common trust fund                                       --         1,408,254
                                                    ---------------------------
Net appreciation (depreciation) in fair value       $ 7,967,681     $(6,239,803)
                                                    ===========================
Plan's beneficial interest                          $ 1,513,860     $(2,052,044)
                                                    ===========================

G. Differences Between Plan Financial Statements and Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                    December 31
                                                                       1996
                                                                    -----------
Net assets available for plan benefits per the
  financial statements                                              $ 9,365,561
Amounts allocated to withdrawn participants at
  December 31, 1996                                                    (294,809)
                                                                    -----------
Net assets available for plan benefits per the Form 5500            $ 9,070,752
                                                                    ===========

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                    Notes to Financial Statements (continued)

G. Differences Between Plan Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                    Year ended
                                                                    December 31
                                                                       1996
                                                                    -----------
Benefits paid to participants per the financial statements          $ 1,738,933
Add: Amounts allocated to withdrawn participants at
  December 31, 1996                                                     294,809
Less: Amounts allocated to withdrawn participants at
  December 31, 1995                                                  (1,485,459)
                                                                    -----------
Benefits paid to participants per the Form 5500                     $   548,283
                                                                    ===========

Amounts allocated to withdrawn participants on the Form 5500 represent benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                             Supplemental Schedules

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                   AIP Master Trust Assets Held for Investment

                                December 31, 1996

                                                                                  Market
      Identity of Issuer                     Description             Cost          Value
-------------------------------------------------------------------------------------------
Fidelity Growth & Income Portfolio            305,400 shares     $ 7,932,002    $ 9,384,931
Fidelity Intermediate Bond Fund               180,402 shares       1,851,305      1,818,454
Fidelity Puritan Fund                         333,553 shares       5,576,169      5,750,449
Templeton Foreign Fund                        214,876 shares       2,084,073      2,226,115
Chase Manhattan Bank--Domestic Liquidity
   Fund                                     6,950,902 shares       6,950,902      6,950,902
Phillips-Van Heusen Corporation Common
   Stock*                                   1,359,381 shares      17,202,025     19,541,102
Promissory Notes                           Participant loans         969,816        969,816
                                                                 --------------------------
                                                                 $42,566,292    $46,641,769
                                                                 ==========================

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                    AIP Master Trust Reportable Transactions

                          Year ended December 31, 1996

                                                                       Purchase     Selling     Cost of      Net Gain   Number of
     Party Involved                 Description                          Price       Price    Assets Sold   or (Loss)  Transactions
-----------------------------------------------------------------------------------------------------------------------------------
Category (iii)--Series of transactions in excess of 5% of plan assets:

Chase Manhattan Bank, N.A.  CMB--Domestic Liquidity Fund               $5,756,812  $8,089,014  $8,089,014    $   --         292
Chase Manhattan Bank, N.A.  Fidelity Growth & Income Portfolio          2,346,385     311,916      74,358     237,558        43
Chase Manhattan Bank, N.A.  Fidelity Puritan Fund                       1,509,469     514,652     138,944     375,708        41
Chase Manhattan Bank, N.A.  Phillips-Van Heusen Corp. Common
                              Stock                                     1,207,548   1,596,834   1,571,130      25,704       208


There were no category (i), (ii) or (iv) reportable transactions for the year ended December 31, 1996.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                              PHILLIPS-VAN HEUSEN CORPORATION
                                              ASSOCIATES INVESTMENT PLANS


Date: June 24, 1997                           By /s/ Pamela N. Hootkin
                                                 ----------------------------
                                                 Pamela N. Hootkin, Member of
                                                 Administrative Committee